Form 6-K
No. (2)
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of      April 2007
Commission file number: 0-15741
AB ELECTROLUX

(Translation of registrant’s name into English)
S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)

Date: April 26, 2007	By /s/ Richard S. Pietch

PRESS RELEASE	Stockholm, April 26,2007 Page 1 of 1

8.01 AM CET / 26-Apr-2007 / Electrolux (STO:ELUX A) (STO:ELUX B) (STO:ELUX BE) (LSE:ELXB)
Income continues to improve
Operating income for the first quarter of 2007 confirms clearly that all business areas are on the right track. We exceed our forecast and our income improved by about 25 percent over the same period last year. We also expanded our market shares in all regions.
Savings proceeded according to plan, and the product mix has been improved through successful product launches, especially in Europe, supported by comprehensive marketing campaigns. Operating income rose in all business areas, despite rising costs for raw materials and a weaker market in the US.
We continue to launch new products. Successful launches in Europe have been particularly satisfying. For example, the projected full-year sales for Iron Aid, the tumble dryer that reduces the need for ironing, were achieved as early as the end of March. During the first quarter we initiated the launch of our new built-in kitchen products, which is one of the largest in Group history. We are very satisfied with the results so far. The Electrolux ICON series of premium kitchen appliances has been launched with great success in the Latin American market. Other examples include the recent launch in the Asia/Pacific region of a four-door refrigerator with the widest interior Electrolux has ever offered.
Profitable growth is a vital component of our strategy. Especially satisfying is our continued very strong growth. Since 2005, sales of major appliances have improved continuously in every quarter in comparison with the preceding year. In the first quarter of this year, sales rose by 8 percent in comparable currencies. In the light of our continued investments in products with strong growth, additional leverage from regions with high growth, and our focus on sales channels that grow faster than the market, we see no reason to expect that this trend will be interrupted.
We are maintaining our forecast that operating income, excluding items affecting comparability, for 2007 will be somewhat higher than in 2006, despite increased costs for raw materials and uncertainty regarding the market development in the US.
Stockholm, April 26, 2007
Hans Stråberg

President and CEO
AB ELECTROLUX (PUBL)
MEDIA HOTLINE +46 8 657 65 07
TELEFAX +46 8 738 74 61
INVESTOR RELATIONS +46 8 738 60 03
E-MAIL ir@electrolux.se
Electrolux is a global leader in home appliances and appliances for professional use, selling more than 40 million products to customers in 150 countries every year. The company focuses on innovations that are thoughtfully designed, based on extensive consumer insight, to meet the real needs of consumers and professionals. Electrolux products include refrigerators, dishwashers, washing machines, vacuum cleaners and cookers sold under esteemed brands such as Electrolux, AEG-Electrolux, Zanussi, Eureka and Frigidaire. In 2006, Electrolux had sales of SEK 104 billion and 56,000 employees. For more information, visit http://www.electrolux.com/press.